Filed by Frank’s International N.V.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Frank’s International N.V.

Commission File No.: 001-36053

Frank’s International and Expro Proposed Combination Conference Call Script

Slides 1-2: Forward Looking Statements

Before we begin this conference call, there are a few legal items that we would like to cover beginning on slide 1.

First, remarks by Company representatives may refer to or contain forward-looking statements. Such remarks are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements.

Such statements speak only as of today’s date. The Company assumes no responsibility to update any forward-looking statements as of any future date.

Please note that any non-GAAP financial measures discussed during this call are defined and reconciled to the most directly comparable GAAP financial measure in the merger presentation posted on both Frank’s and Expro’s corporate web sites.

I will now turn the call over to Mike Kearney.

Frank’s CEO

Slide 3: Today’s Presenters

Good morning and thank you for joining us on short notice.

I’m Mike Kearney, Chairman, President and Chief Executive Officer of Frank’s, and I would like to welcome everyone to the webcast this morning to discuss the combination of Frank’s and Expro.

Joining me this morning is Expro’s Chief Executive Officer, Mike Jardon. Also on the call is Quinn Fanning, Chief Financial Officer of Expro.

Slide 4: Today’s Agenda

Today is a very exciting day as we announce that Expro and Frank’s will combine in an all-stock transaction.

This is a transformational event for both companies. Together, Expro and Frank’s will be a leading full-cycle service provider with the scale, breadth, stability and upside to win through oilfield cycles.

I’m going to provide a high-level overview of the significant opportunities we expect to realize as a combined company before turning the call over to Mike Jardon, who will expand on the transaction rationale and provide an update on Expro.

Slide 5: A Compelling Opportunity for All Shareholders

Starting on slide 5, I’d like to set the stage on why we believe this is such a compelling opportunity – not just for Frank’s shareholders but for investors more broadly.

First, this combination brings together two well-established industry leaders with iconic brands and differentiated market positions in their respective fields to create a stronger global player. This means that shareholders can participate in the significant value creation potential of a combined company with greater scale and a broader product offering that provides full cycle resilience.

The foundation of our success and stability will be a rock-solid financial profile. We expect to have a strong net cash position and significant available liquidity to capture opportunities in the market and continue investing in our portfolio and technology platform.

Additionally, we expect to achieve significant synergies as we bring our two companies together. Identified cost synergies of $70 million demonstrate the industrial logic of this combination, and we have high confidence that about 80% of those cost-outs can be realized, on a run-rate basis, within 12 months of closing.

We will also combine Expro and Frank’s technology platforms to drive further innovation and facilitate increased participation in the energy transition. Both companies have made significant investments in their platforms so we can participate in customers’ projects that bring us closer to a lower carbon future. We expect to build on this momentum as a combined company to both further our sustainability objectives and open up significant opportunities for growth as customers focus more and more on lowering their carbon footprint.

Underscoring our confidence in the future is the deep and talented team that is being brought together through this transaction. We look forward to combining the strengths of our businesses and teams, and building upon our proud track records of providing safe, reliable and cost-effective solutions and best-in-class service quality to our many customers.

Before I turn the call over to Expro’s CEO, Mike Jardon, I just want to note that over a number of months and despite COVID-related work restrictions, the Frank’s and Expro teams have worked closely together as we evaluated and ultimately agreed to the business combination that we are announcing today.

Our two companies have complementary capabilities, values and cultures, all of which should support a smooth integration process. I have known Mike Jardon for a number of years and after the last number of months I now know Mike much better. I have also had the opportunity to get to know Quinn Fanning.

For the benefit of those on the call, Mike spent 16 years with Schlumberger, where he ran a number of businesses within Schlumberger’s historic geo-market and product line matrix structure. He joined Expro in 2011 and has served as Expro’s CEO since 2016, where he has been the architect of the company’s revitalization over the last several years. Mike is hard-working, thoughtful and a straight shooter. Similar to Frank’s, he runs a business that is performance-oriented and focused on delivering safe, innovative, cost-effective solutions to customers. Mike not only shares Frank’s values, but we share a similar vision of our industry and the opportunities ahead.

Quinn also brings a breadth of financial leadership and executive management experience to the combined company through his time as CFO of Tidewater and Expro and as an investment banker.

As Chairman of the Board, I will of course support Mike, Quinn and the rest of the management team in any way I can. I’m confident that this is the right deal for Frank’s, and this is the right time to do it. I am also confident that these gentlemen, together with the rest of the leadership team that will be named in due course, are the right people to lead the combined company.

With Franks and Expro coming together our company will have strong prospects for growth, free cash flow generation and shareholder value creation.

Mike?

Expro CEO

Slide 6: Overview of the Transaction

Thank you, Mike, for the kind words – I appreciate that.

I want to echo Mike’s sentiment that we are excited to be here today to discuss this compelling transaction.

Turning to slide 6, I’ll provide a brief overview of the transaction.

This transaction is structured as a stock for stock combination. Upon closing, Expro shareholders will own approximately 65% of the merged entity, with Frank’s shareholders owning approximately 35%.

The transaction is structured to be tax-free to the shareholders of both companies and is expected to close in the quarter ending September 30, 2021, subject to approval by Frank’s and Expro shareholders and customary closing conditions, including required regulatory approvals.

Importantly, we have already received strong support from certain shareholders of both companies. The Mosing family representatives on the Frank’s board unanimously support the transaction. In addition, holders of Expro shares sufficient to approve the transaction have agreed to vote in favor of the transaction.

In terms of the leadership of the combined company, upon closing, as Mike mentioned I will serve as Chief Executive Officer and Quinn Fanning will serve as Chief Financial Officer. We plan to build the remainder of the leadership team from the existing leadership of Expro and Frank’s.

As for the Board, Mike will serve as Chairman and I will also serve as a director. The remainder of the combined company’s nine-member Board of Directors will be composed of a lead independent director, four additional directors appointed by Expro and two directors appointed by Frank’s.

The combined company will be operationally headquartered in Houston, and will maintain a significant operating presence in Lafayette, Aberdeen, Scotland and other key locations around the world. The principal executive office of the combined company will remain in the Netherlands where Frank’s is domiciled.

Upon closing of the transaction, the combined company will retain the Expro Group name, and it will be listed on the NYSE under the ticker “XPRO.” The combined company’s well construction services and solutions will continue under the Frank’s International brand.

The entire Expro Board and management team are excited about this transaction and the many benefits it will deliver for our stakeholders. With Frank’s, we are creating an even brighter future for our combined company.

Slide 7: Investment Rationale

Turning to slide 7, I want to dive deeper into some of the points Mike mentioned on why we are so excited about the value creation potential of our combined company.

We will be creating a company with enhanced scale and scope that will provide us with the stability to perform through market cycles – with significant upside from the expected near-term improvement in drilling activity.

We will be more diversified, in terms of both revenue and geographic mix.

We will have a portfolio with solutions touching every point in the well lifecycle, as well as a strong customer base with the majority of the combined company’s revenues generated by international and national oil companies.

Most impressive about our combined scale is our international footprint with operations in more than 50 countries and a strong presence in key growth markets like Europe, the Middle East, North Africa and Asia. This diversity will enable us to perform through market cycles and insulate us from volatility in any single region, with modest exposure to North American onshore cycles given the fact that over 75% of our revenue will come from operations outside the U.S.

We are also combining two companies with a focus on innovation to create an enhanced platform of future facing technologies. With complementary capabilities, real world experience, a shared portfolio of technologies and a leading innovation engine focused on automation, digitization and sustainability, the combined company will be well positioned for additional opportunities in a changing world.

Leadership in the energy transition, however, will likely also involve M&A and/or partnerships to take full advantage of the combined company’s platform. With broad and complimentary capabilities and a global operating footprint, the combined Expro/Frank’s will be well-positioned to work with customers to reduce carbon emissions.

In addition to a breadth of capabilities and geographic reach, the combined company’s strong financial profile and public currency will also be positive points of differentiation for future transaction counterparties.

We expect to be free cash flow generative out of the gate. With cost and revenue synergies, and an expected recovery in onshore and offshore drilling activity, the combined company also has significant free cash flow upside.

In short, together we will be bigger, stronger and better able to serve customers no matter where they operate or where they are in their well life cycle.

Slide 8: Expro Today

Turning to slide 8, in order to truly understand how powerful this combination is we wanted to spend some time catching you up on Expro.

Much has changed at Expro since it was last a publicly-traded company. We have significantly strengthened the company’s balance sheet and financial flexibility and streamlined the organization to create a more resilient business with capabilities across the well lifecycle.

Today’s transaction represents the culmination of efforts over the last several years that were aimed at building a more sustainable business that is positioned to succeed through oilfield cycles. This transaction will allow us to build on our momentum and take another step forward in strengthening our company and positioning us to deliver substantial value to shareholders of the combined company.

Over the next few slides, I’ll take you through a high-level overview of what Expro looks like today, and why this is the right time for us to start our next chapter with Frank’s International.

Slide 9: Expro is the Leading Independent Provider of Well Flow Optimization Solutions

Moving on to slide 9, I am extremely proud of the work we have done over the last several years to build Expro into a leading, independent provider of well flow optimization services. Today, we have leading positions in large addressable markets and have established strong brand leadership that is built on best-in-class safety and service quality, agility and responsiveness.

Expro’s strengths have been underpinned by its diversity – both in terms of markets and capabilities. We have a global footprint with more than 3,900 employees operating in more than 50 countries worldwide. And we’ve expanded our portfolio with future facing technologies to create leading solutions that touch more points in the well lifecycle and better position Expro to participate in the energy transition.

This diversification has enabled us to shift our revenue profile to create more stability across cycles and geographies. Currently, our revenue is well balanced between our customers’ Opex and Capex spend. In addition, nearly 90% of our revenue comes from operations outside the U.S. Combined with prudent cost management and our leading operating platform, we have continued to strengthen the balance sheet. As of December 31, 2020, Expro had no debt and $120 million in cash. On a stand-alone basis, Expro generated $98 million in adjusted EBITDA over the last 12 months, which is particularly noteworthy in the context of the COVID-related challenges of the last year.

The broader footprint and portfolio have also enabled us to build strong relationships with our blue-chip customer base, which includes long-standing relationships with some of the largest IOCs and NOCs in the world. We have also maintained a strong order backlog of c. $1bn throughout 2020, despite the global pandemic.

Of course, the foundation of our success is Expro’s world-class team. We have not only survived – but thrived – through recent market cycles. This is a tribute to our talented team and their relentless focus on cost discipline and innovation. We are very fortunate to have a deeply committed team of outstanding employees who focus every day on expanding our capabilities and serving our customers, while working safely and efficiently. If it weren’t for our teams around the world – and this is also true for Frank’s global team – this transaction would not be possible.

Slide 10: Balanced Portfolio with Capabilities Across the Well Lifecycle

On slide 10 we take a closer look at the depth and breadth of Expro’s portfolio. We have built a balanced business with leading capabilities in well flow management, subsea well access, well intervention, integrity and production solutions.

As you can see from the chart at the bottom of the page, our portfolio touches every part of our customers’ well lifecycle. From testing new projects and supporting drilling and well construction, to providing real time, actionable data and on the ground support to help our customers deliver the most efficient production possible, we can help our clients at every stage.

We have some overlap with Frank’s in terms of the geo-markets in which we operate, which will provide scope for the consolidation of facilities and rationalization of support costs, but it is worth highlighting that our products and services are fully complimentary.

Slide 11: Technology as a Core Competency

Moving to slide 11, with a closer look at our technology platform.

Like Frank’s International, advancing technology has been a key part of Expro’s strategy and a real differentiating factor. Our innovative solutions address the challenges customers face today. And we’re constantly improving and anticipating the challenges of tomorrow. 40% of our 2021 R&D spend is focused on addressing our customer’s carbon efficiency challenges. We’re continuing to innovate future-facing technology that enhances productivity and sustainability.

This slide shows some of our key developments that showcase our overall approach to technology advancement. Our focus is solving for customer pain points and driving high investment returns.

Our proprietary CoilHose technology is a market disruptor. It has a smaller footprint and is a more cost-effective alternative to traditional coiled tubing well interventions. Like coiled tubing, CoilHose is deployed to maximize well uptime and production flowrates, but CoilHose is a safer and nimbler alternative.

The Octopoda™ Annulus Intervention system provides our clients with a capability that, to date, has simply not been available to them. It’s a truly innovative technology. Casing integrity is a significant concern in our industry. Today, thousands of wells are shut-in across the globe creating challenges in safety, environmental risk and loss of production. This technology allows access to wells’ annuli both to monitor and apply remedial solutions and hence restore integrity, reduce emissions and return wells to production. Given our focus on environmental stewardship and conservation, we are especially proud of this breakthrough.

Finally, our lightweight intervention system, which is developed from our market leading subsea landing string technology, materially expands our capability to serve the subsea intervention and abandonment market by providing cost-effective solutions.

These recent investments alone represent a potential $200 million annual revenue opportunity in the next three years and will allow us to continue building share in an annual addressable market of up to $2 billion. Looking ahead, we’ve made ourselves an even more integral partner for our customers and positioned our business for even more opportunities as customers continue to focus on lowering their carbon footprint.

Slide 12: A Strong Financial Profile and Performance

Let’s move to slide 12…

Expro has built a strong financial position underpinned by our zero-debt balance sheet and a resilient margin profile. By continuing to expand our capabilities across the well lifecycle over the last several years, we shifted our revenue mix to increase stability and position Expro for substantial upside from a market recovery.

Since 2014, we’ve increased our mix of production-optimization-related revenues from 33% of our portfolio to approximately 50% today. At the same time, we improved adjusted EBITDA margins by about two and a half percentage points since a trough in 2017, and we expect to drive further margin expansion through this business combination.

We are well positioned today with much stronger through-cycle resilience, enabling us to drive resilient cash flows through market cycles and providing us with the flexibility to capitalize on an upturn in customer Capex spend.

Now that we’ve given you a closer look at where we stand at Expro today, I want to pass the call back to Mike Kearney to take a deeper dive into the Frank’s business. Mike?

Frank’s CEO

Slide 13: Frank’s Today

Thank you. Some of you may not know Frank’s, or perhaps it’s been a while and you’re not current on our company, so I’d like to take a few minutes to quickly review Frank’s today and the tremendous progress we’ve made as an organization to chart a course through this down cycle and position ourselves for improved value creation in the future.

Slide 14: Frank’s is Well Positioned for Market Recovery

Turning to slide 14, Frank’s is in an excellent position for its shareholders to benefit from this transaction. We’ve been working the past couple of years to reorganize our business to operate well in a cyclical environment. The solid results we delivered in our fourth quarter demonstrate our achievement of several important goals that position us well for the future. The goals we achieved last year include adjusting our operational footprint to adapt to changing market conditions, reducing our cost structure, generating free cash flow, and deploying value-creating technologies.

We are well-positioned to continue outperforming. But let me back up.

•	We have operations in 40 countries and cover all major markets.

•	We delivered positive cash flow last year, even though 2020 was extremely challenging.

•

A solid balance sheet has long been part of the Frank’s way of operating. Frank’s is debt-free and has significant cash, along with substantial operating leverage that will benefit from a market recovery.

We bring one of the strongest balance sheets in the oilfield services industry and that puts us in the position to be able to act when potential opportunities arise. Our attractive market exposure is complementary to Expro’s. The high quality of our employees was one of the key assets that Expro considered in this transaction.

Slide 15: Frank’s is a Premier Well Construction Services Company

Transitioning to more specifics about our business on slide 15….

Frank’s is a market leader in well construction services. We offer our customers a comprehensive range of differentiated products and services. We are the industry experts with a focus on complex and technically demanding wells. In other words, we help our customers solve some of their most difficult challenges in well construction.

Listed here are the highly engineered solutions we provide in tubulars, casing, completions, cementing and drilling tools. These product lines will be drivers of future performance alongside the strong Expro business.

Our Tubular Running Services segment is the heart and legacy of the Frank’s business. After a tough Q2 and Q3 last year, we experienced a substantial improvement in late 2020 and we expect additional growth in 2021 as more rigs return to work. Additionally, we expect further international expansion in our Tubulars and Cementing Equipment segments, which will be drivers of enhanced revenue and profitability. I’ll talk about a few more of our product lines in the context of our technology offering on the following slide 16.

Slide 16: Technology as a Core Competency

For longstanding investors, you’ve heard me talk about our various technologies on our regular conference calls. Like Expro, the foundation of Frank’s industry leadership is technology, and we focus on innovation with a purpose. It’s a core competency that is supported by a substantial, integrated engineering team. We maintain an attractive pipeline of emerging technologies and currently hold over 400 patents with more than 100 patents pending.

We are especially focused on technologies that enable digitization and automation, which enables our customers to operate more efficiently and safely. You can see on the slide some examples of our award-winning technologies.

Our CENTRI-FI multi-machine control system has now been deployed with several customers. This advanced technology has been recognized for reducing the required amount of personnel onboard which greatly improves safety and reduces our costs as well as those of our customers.

It also pairs with the next generation of our Intelligent Connection Analyzed Make-Up System or iCAM, which is called iCAM Predictive. This technology provides automated evaluation of connection makeup data and seamlessly integrates with other Frank’s TRS solutions.

Last year we were recognized as a finalist once again at the World Oil Awards with three different technologies including our SKYHOOK device which took home the award for best health, safety, environment sustainable development in the offshore category. It has been the crown jewel of our cementing business and the catalyst for our international expansion.

So, to recap some key points, Frank’s contributes a strong balance sheet, a solid operational platform, and differentiated technology to position our new organization well into 2021 and beyond.

Thank you, and I’ll now hand the call back over to Mike.

Slide 17: The Powerful Potential of a Full Cycle Leader

Thanks, Mike. I appreciate that. Moving on to the powerful potential of a full cycle leader…

Let’s discuss how this combination will build on the strengths of Expro and Frank’s that Mike and I just outlined to create an even stronger global leader and a compelling investment opportunity.

Slide 18: Combining Provides Multiple Avenues for Value Creation

Moving to slide 18, as we discussed earlier, Expro and Frank’s represent a true hand-in-glove fit as we will combine two industry leaders with complementary footprints, capabilities and cultures to create a stronger company with significant value creation opportunities.

This merger brings together two companies with decades of market leadership and global capabilities in well construction, well flow management, subsea well access, well intervention and production services.

With a broad range of complementary, highly specialized equipment and services, the combined company will provide customers with cost-effective, innovative solutions across the well lifecycle, driving a stable, diverse revenue mix.

We will also have an enhanced technology platform that will enable us to be stronger partners to our customers in their journey to lower carbon footprints.

All of this will be underpinned by our strong financial profile. We will have an attractive cash flow outlook with significant upside potential and the opportunity to drive annual free cash flow in excess of $150 million by 2023. We also expect to achieve $70 million in annual cost synergies, with additional upside from the revenue synergies we expect to realize as we combine our companies’ capabilities.

All that said, we will build a premier platform for growth, particularly related to the energy transition, with the financial flexibility to capitalize on organic growth opportunities and selectively participate in further industry consolidation.

Slide 19: Further Extension of Well-Cycle Exposure

Turning to slides 19 and 20, we provide a closer look at the business mix and geo-market diversity of the combined company’s business.

Slide 19 highlights the leading positions in large, addressable markets we will create through this combination. Frank’s has premier solutions in tubular running services, tubular drilling technology and cementing, focused largely on the early-to mid-stages of the well lifecycle. By combining Frank’s portfolio with Expro’s leadership in completions, production and de-commission stages of the well lifecycle, the combined company will have a broad scope of offerings with strong capabilities at every stage of our customers’ requirements across the entire well lifecycle.

Moreover, with Frank’s market leading position in drilling services and solutions, the combined company should have earlier visibility into customers’ life-of-field service requirements. We look forward to benefiting from deeper client relationships and related cross-selling opportunities.

Slide 20: Complementary Global Footprint to Expand Customer Relationships

On slide 20, complementary global footprint to expand customer relationships, this combination will not only create a company with expanded scale and scope, it will provide us with significant growth opportunities by capitalizing on Expro and Frank’s complementary global operating footprints.

As a combined company we’ll leverage Expro’s long established presence in growth markets like Europe, MENA and Asia to expand Frank’s offerings in those regions. Similarly, we’ll use Frank’s strong position in the Americas to expand relationships with its customers through the combined company’s broader offering.

The diversity we are creating across markets will result in more through-cycle stability and mitigate exposure to volatility in any single region. The combined company’s larger revenue profile in individual geo-markets should also provide additional operating leverage, resulting in increased trading EBITDA and higher fall-through margins.

Slide 21: Significant Growth Opportunities Across Geographies & Customers

Turning to slide 21, we expect that with our expanded footprint, broader portfolio and stronger balance sheet, we’ll be able to strengthen our relationships with Expro and Frank’s respective blue-chip customer bases. We’ll have a portfolio that can support customers at each stage of the well lifecycle and a global network that will mean we can serve them wherever they are in the world.

Moreover, with our financial flexibility and our strong technology and innovation platform, we’ll be able to create the next generation of solutions they need to adapt to the energy transition and continue enhancing the sustainability of their operations.

This will enable us to deliver significantly more value to our customers, and, in turn, materially enhance value for our combined company’s shareholders.

Slide 22: Differentiating Combined Technology Portfolio

Turning to slide 22, we see how our technology platforms will come together to provide customers with more precise, efficient solutions.

•

In terms of well integrity, combining Expro’s Subsea Test Tree Cut and Seal Technology with Frank’s iCAM will allow us to provide customers with more reliable results by increasing the stability of subsea well structures and reducing the manpower and maintenance costs.

•	By combining Expro’s GaleaTM and Frank’s iTONGTM technologies in digitalization, we will leverage machine learning to provide more operations autonomy.

•

With Expro’s Intelligent 4 Phase Separator and Frank’s Leading Edge Down Hole Service Tools, we will have a stronger suite of solutions that will improve well integrity and efficiency – reducing clean up and increasing well integrity to reduce costs.

Additionally, we expect that by combining our technology platforms, we will advance “innovation with a purpose,” and continue to develop next-generation solutions that will enable us to remain on the forefront of technology for the industry.

Slide 23: Through-Cycle Resilience and Cyclical Recovery Upside

We mentioned that the combined company will be positioned to succeed through cycles and slide 23 takes a closer look at why we are so confident.

As a combined company, approximately one third of our revenue will be generated from production and intervention related solutions, which are tied to customers’ operating expenses. Along with the strong margin profile of the combined company, this will provide us with a high floor of revenue and an ability to generate cash – even during market troughs.

We will also be well positioned to capture incremental revenue and margin expansion opportunities that come with a market upturn. Together with cost discipline and a strong financial profile, the combined company’s capabilities in drilling and completions services will allow us to grow through market cycles and achieve a higher revenue ceiling.

Importantly, through-cycle profitability and free cash flow will allow us to invest in the business, better position the company for the energy transition and, most importantly, create shareholder value.

Before I turn to synergies, it is worth noting that both Expro and Frank’s have aggressively and structurally reduced costs over the last 12 months. As a result, with an expected increase in activity, there is scope for margin expansion for each company on a stand-alone basis.

Slide 24: Substantial Synergies Create Material Value and Margin Expansion Opportunity

Speaking of our cost structure, as we move to slide 24, we’ll be able to capitalize on a substantial synergy opportunity as we bring our two companies together. As noted at the top of my remarks, we expect to realize approximately $55 million in annual run-rate cost synergies within the first 12 months following close, with the opportunity to deliver $70 million of total cost savings in the first 24 to 36 months following close. We expect to achieve these synergies largely through indirect cost consolidation and optimization of business processes. In addition, we expect to achieve supply chain and procurement savings from integrating supplier relationships and increased spending power.

We also expect to realize substantial revenue synergies through our complementary customer relationships and operating footprints, increased time on rig and greater exposure to the full life of field.

Collectively, we are targeting approximately $80 to $100 million in annual cost and revenue synergies within 24 to 36 months following close.

Given Expro and Frank’s respective services and solutions offerings, this combination is not a market share play. Rather, value creation will be driven by rationalizing support functions, improved absorption of field-level overhead and pull-through opportunities that result from a global operating footprint and complementary capabilities and customer relationships. It’s truly a synergistic combination.

Slide 25: Meaningful Scale, Improved Profitability and Increased Free Cash Flow

Moving to slide 25…

As I noted, we will create a stronger financial profile that provides operational flexibility and strategic optionality to drive growth. As noted earlier, on a pro forma basis, Expro and Frank’s have more than $1 billion in revenues.

Combined EBITDA Adjusted over the last 12 months was $107 million, or $162 million including the $55 million of run-rate synergies that we believe will be captured within 12 months of closing. Given Expro’s greater exposure to production optimization activity, this represents a significantly higher near-term margin profile than Frank’s on a standalone basis.

Additionally, the combined company will have no debt and a cash position of approximately $285 million.

To supplement our available liquidity, we also expect to complete syndication of a revolving credit facility, which will be available for direct borrowings and letters of credit, of up to $250 million prior to the close of the transaction.

Along with the significant cost and capital efficiencies Expro and Frank’s expect to realize through this transaction, this scale and enhanced margin profile will create a more stable business with strong cash flows to continue to invest in growth and selectively participate in smart, synergies-focused consolidation.

Slide 26: Illustrative Recovery Scenario

Slide 26 gives more color on the potential of the combined company.

This is what we would consider an illustrative scenario. This is not a forecast or intended to be guidance. You can see that we expect a ramp up beginning in 2022 in terms of revenue, EBITDA margin and free cash flow. This assumes c. $50-$60 Brent through 2023, a stabilization of production services activity this year and a gradual increase in drilling and completions activity beginning sometime in 2022.

If Brent pricing is sustained at levels above $60 per barrel, there is a reasonable basis for a more optimistic outlook following a successful roll-out of a COVID vaccine to include additional activity and potentially improved pricing.

As a bottom line, with a constructive macroeconomic and commodity price backdrop and the resulting step-up in activity, which we currently expect to be focused on markets other than North American onshore, the combined company has a clear path to $1.5 billion in revenue, more than 20% Adjusted EBITDA margins and in excess of $150 million of free cash flow.

The timing of this transaction is attractive in the sense that it is likely we’ll have a reasonable amount of time to progress our integration plan and realize cost synergies in advance of a significant increase in drilling and completions activity, which I expect to be in calendar year 2022. In the meantime, the combined company will benefit from cost reductions and an increase in brownfield activity and spending that drives our production optimization levered businesses.

Slide 27: Continued Commitment to ESG Leadership

As I noted before as we turn to slide 27, a commitment to ESG is integral to our DNA at Expro, and in Frank’s we have met our match in this regard.

Together, we will build on our strong track records of sustainability. This includes our commitment to achieving net Zero CO2 emissions by 2050 and our focus on continued innovation to create a future facing technology platform that will help Expro and our customers participate in the energy transition.

We will also continue to work with our local communities to reduce the impact of industry operations and contribute to overall sustainability.

Additionally, we expect to build on Expro’s and Frank’s values focused on empowering the foundation of our companies – our employees. This means continuing to attract, develop and retain the best talent and fostering a culture that celebrates diversity and inclusion. Of course, we will also build on Expro and Frank’s industry leading safety records with safe and healthy working environments for all employees.

From a governance perspective, the combined company will have a strong profile, with no dual class shares, poison pill or supermajority provisions. We will also have a lead independent director and are committed to regular Board refreshment and diversity.

Additionally, the Board and future Compensation Committee of the Board will be committed to implementing performance-based executive compensation plans to ensure management is aligned with the interests of shareholders as we work to capitalize on the significant potential of our combined company and thereby enhance value.

Slide 28: Path to Close

On slide 28, we show our clear path to close the transaction starting today. Following the regulatory approval and filing processes, as well as shareholder votes and satisfaction of other customary closing conditions, we expect the transaction to close in the third quarter of 2021.

Slide 29: Compelling Investment Rationale

Turning to slide 29…

In summary, we believe we are creating a truly exciting platform with the scale, diversity and strong financial profile to accelerate growth and enhance value for shareholders, employees, customers and our partners.

With that, Mike Kearney and I will open the line for questions. Operator?

QUESTION AND ANSWER SECTION

Operator: Thank you. And we’ll now begin the question-and-answer session. [Operator Instructions] And the first question will come from Taylor Zurcher with Tudor, Pickering and Holt. Please go ahead.

Taylor Zurcher Q

Hey. Good morning, guys, and congrats on the merger. From a synergy perspective, it’s where I wanted to start. Maybe you’ve identified a number of different buckets of cost synergies and that looks pretty straightforward to me. On the revenue synergy side, there’s clearly some opportunities both geographically and via the fact that you’ll get more time on the rig and exposure to really all parts of the well lifecycle. So, I was hoping you could parse through the revenue synergy opportunity as you see it. And you know, how the market might evolve in terms of bundling of services and providing a more integrated solution like you outlined in the presentation.

Mike Jardon    A

Great. That’s a great question. Thank you, Taylor. This is Mike Jardon and I’ll field this one. You know, fundamentally, a lot of what this is going to bring to us in terms of revenue synergies is what I’d like to call an early warning radar system here because Frank’s is so involved in pre-drilling and those type things as a rig is selected, Frank’s has been selected around tubing running. This is going to give the Expro side some really good insights into early drilling activity, early completion activity, those type of things.

I think we’re also going to see an opportunity as we go through selectively market-by-market where one company has a significantly better position in that market than what the other one does. Prime example that frankly is Guyana. Frank’s today has a fantastic footprint there and Expro is underrepresented. So I think, we’ll both have an opportunity to go through and select market by market and how can we leverage those relationships to drive more revenue opportunities. And frankly, we’ve got a much bigger, broader, diverse sales force that has lots of customer contacts.

Taylor Zurcher Q

Okay. Great. And my second question as I’m still flipping through the slides here. If you look at the pro forma EBITDA margin profile of the combined company over the past few years and that’s obviously before some of these cost synergies you’ll get moving forward. But the EBITDA margins that the combined company generated we’re kind of in and around 10% and moving forward, you’ve got to slide by 2023 that kind of outlines to how you can get that to above 20%. Is that north of 20% or plus and minus 20% a good ballpark to use for your EBITDA margins on a more normalized kind of through cycle basis or maybe not through cycle but mid-cycle basis out – in the out-years after this transaction closes?

Quinn Fanning A

This is Quinn Fanning. I think it would be helpful for you to spend some time looking at the historical performance of the company. Obviously, both Frank’s and Expro, if you go back to the really last DMC Boom, you would see EBITDA margins or adjusted EBITDA margins well in excess of 25%. We’re not anticipating that in the near term because we really see kind of the progression over the next couple of years as number one driven by integration and cost-outs.

And then, two, we’ll see additional brownfield activity as Mike indicated with kind of the COVID vaccine being rolled out and step-up in economic activity. But really coming behind that, we expect some time in 2022 a pickup in drilling completion activity which would tend to play to the higher margin product or service lines on the Expro side, subsea completions being a very good example. And obviously, Frank’s with very high operating leverage historically and today particularly in the context of recent cost-outs should have very significant fall-through margins. So, I would say that the – at least within the next 12 to 24 months getting something close to 20% is very much within the opportunity set. And if you can point to some increase in activity and a little bit of pricing improvement over time getting above 20% is – I wouldn’t say it’s not within – not in the realm of possibilities but really our expectation.

Taylor Zurcher Q

Understood. Thanks for that. I’ll turn it back.

Operator: And the next question comes from Jason Bandel with Evercore ISI. Please go ahead.

Jason Bandel Q

Great. Good morning, guys. And congrats on the transaction. First question, can you talk more about how the deal came about and why the timing was right for it now and why this transaction may have made more strategic sense than some of the other things you were likely looking at or just continue as a standalone entity.

Mike Kearney A

Yeah. Thanks, Jason. I’ll take that one. So, our board has been focused at Frank’s for quite some time on the consolidation in the industry and really looking at the – what makes it all service stock investible. And depending on what analyst is writing, generally the minimum threshold is about a $2 billion market cap. Some would say $3 billion to $4 billion. Some may say even as high as $5 billion. So, our board took a serious look at what we could do to not only survive and thrive and grow. And so, we came up with four parameters. The first of which was scale. Scale drives a lot of good things.

Another was the product diversification. Frank’s has a good product line but not as broad as we would have liked. So, product diversification minimizing the risk of any one product getting stagnated. The third tenant was high technology. With all due respect to the water haulers and sand haulers, we wanted to stay on the high technology path.

And last was combining all of those to create a top quartile financial performance. It’s like going to the grocery store and you got cereals to pick, all the cereal makers fight for shelf space. Well, stocks are the same way. Stocks are fighting for shelf space in a portfolio.

So, we felt like we needed to be a top quartile performer. So, we – the board and management team basically created sort of a funnel with all the oil service companies in it and then kicked out things that did not meet some of our criteria and we ended up with a very short list and Expro is at the top of that list. So, we actually proactively reached out to Expro last June and started a dialogue.

Obviously with COVID and not being able meet face-to-face, the process was cumbersome but both sides knew it looked very promising. So, we continued to work on it and work on it and finally came to a deal, came to a transaction, and been working on documenting it, and dotting the I’s crossing the T’s since then. So, it took probably a little longer but it was really initiated from the Frank’s side and by our boards tenants that we had decided upon.

Jason Bandel Q

Great. Thanks for the additional color. And then looking at the combined entity, how do you envision your approach will change for bidding on work? Do you envision offering more of an integrated package for services? Or you’re still kind of being in the approach of bidding across individual service lines?

Mike Jardon A

Jason. It’s Mike Jardon. It’s a good question. I think today the majority of – the majority of our contracts are – the scope is set by our customers. And the majority of those today are discrete services. There are some markets where it can be more bundled services but that has not become more and more commonplace.

And frankly, I would anticipate that we’ll continue with that. Frank’s participates in markets today and visits markets today. I don’t think those are going to come in and have integrated packages with those because keep in mind, there really – there is no overlap in the service offering and the type of technology we do because we do a lot of pull-through revenue opportunities but it’s more because we kind of have that, as I said earlier, the early warning radar as opposed to anything else. So, today I don’t think this is going to fundamentally change how packages are integrated or bidded or tendered.

Jason Bandel Q

Got it. Makes sense. And then last one for me. Can you talk about the outlook for production services over the next year and how that compares to drilling both in North America and internationally? Thanks.

Mike Jardon A

So, again, Jason, it’s Mike Jardon. You know fundamentally production for our customers and a lot of production that Expro participates in, it’s production enhancement, it’s production optimization, it’s accelerated production. And so, that’s a market that continues to be robust. Oftentimes that can be more OpEx spend from our customers than CapEx. And that’s one that we believe will continue to be robust and we’ll continue to participant in that market as actively as we can.

Jason Bandel Q

Great. Thanks. I’ll turn it back.

Operator: And the next question will be from David Anderson with Barclays. Please go ahead.

David Anderson Q

Hey. Good morning, guys. So, a couple of questions here. Can you just clarify for me – I guess I have to use your full name is Mike Jardon. Your customer base is typically the oil company. And Mike Kearney, if I’m not mistaken, Frank’s is typically the drilling contractor. Is that typically the way it works?

Mike Kearney A

No. I’ll lead off on that. Historically, our customers are the E&P guys, the operators. There what you may be referring to is overtime there’s been a gradual transition on the part of the operators to want to deal with fewer service providers. So, we do sometimes work under the umbrella of a rig company drilling contractor and sometimes we’ll work through or under the umbrella of someone like a Schlumberger. So, that’s a slow moving trend where the operators try to just deal with fewer vendors. And so, sometimes we operate that way.

David Anderson Q

Okay.

Mike Kearney A

But the end user is clearly is the E&D company and most of our business is done directly with the operator whether it’s the mid-tier IOC or NOC.

David Anderson Q

Okay. That makes a lot of sense. And then Mike Jardon it’s been a while since I’ve taken a look at Expro. Can you just get me up to speed in terms of your kind of well testing business? I mean what is your sweet spot? Is your sweet – you’ve mentioned brownfield a few times. Is that your sweet spot in terms of field expansions? I mean obviously it’s where most of the work is today. But just maybe help me if you just kind of characterize kind of what your core business is. Is it primarily deepwater? Do you do any other shallow water because I know Franks has kind of moved into that area? Just a little bit more color in terms of your market as you see it today.

Mike Jardon A

Sure. David. Again, it’s Mike Jardon. I could go on for hours about the Expro portfolio. But just to kind of you know historically you’re probably thinking about Expro was very much a leader in exploration testing and appraisal kind of the E&A phase.

David Anderson Q

Yeah.

Mike Jardon A

We still participate significantly in that. The issue we have today frankly is there’s not a lot of exploration activity from our customers. So, we still continue to have very strong market share. But there’s just not a whole lot of activity in that. We’ve been able to leverage our expertise and our understanding around well flow management, around pressure and testing and flow and operations and those type of things. That’s where we really have focused our efforts around production optimization, early production facilities those types of things. That’s where our expertise and well testing has been able to translate into more brownfield production optimization, production enhancement activities.

David Anderson Q

Okay. Now, if I remember correctly maybe I’m dating myself here. But I thought the business in the well testing side your main competitor was Schlumberger. And after you guys, there really wasn’t a whole lot. What’s changed in terms of the competitive dynamic of that market in the years since I’ve looked at this? So, who are you primarily competing against?

Mike Jardon A

So, it’s still – when you talk about the high end, high rate, high flow well testing operations, there’s really two colors of blue that compete out there. There are other smaller you move into more production land testing operations, you do get to get a broader scope. But when it comes to the really tricky, highly technical engineering solutions, it really is there’s two main competitors we start talking about well testing.

David Anderson Q

Okay. And then, I guess the last question for Mike Kearney. You had talked about before one of the rationales for this deal was the higher technology side. Well, part of your business particularly onshore North America I wouldn’t think you would put in that category. Are you rethinking some of this portfolio now? Is that a business that may be questionable whether or not that fits going forward?

Mike Kearney A

Yeah. So, you’re right. If you think of the revenue profile for Frank’s with a land well, a shelf well or deepwater well, it’s a dramatic increase as you go from land, to shelf to deep water. So, clearly, the revenue opportunity per well on my end is obviously quite a bit smaller. But we do have technology that we utilize that we’ve developed where we can operate remotely and still create a safer environment.

So, it’s definitely something that we want to continue to improve the profitability of the land business. Land business is still – the US land business is important to us. It’s really the core of the company in terms of its history.

A lot of our technologies, we trial on land. You know, the wells are easier to drill and safer. And you can – you can test some of your new technologies there, and then roll it out internationally and offshore later on. So, it’s an important part of our business. And there are technologies, a lot of the technologies we have are piloted on land and utilize there.

David Anderson Q

And one more last one, final. If you don’t mind, just in terms of sort of your accounting and your financial processes, is Frank’s going to fold into Expro, is there an SAP system that kind of Frank’s is folding into? And if I recall correctly, I think over the years, has been sort of one of the issues with Frank’s and of sort of managing some of this business internationally. Is there kind of a – is that partly, maybe – maybe that might be where the cost savings are coming from?

Mike Kearney A

I can say with all certainty and that we don’t know yet.

David Anderson Q

Okay.

Mike Kearney A

If we’re going to have the integration of teams that are working through, through those things. We – we’ve gone partway through an ERP conversion, Expro has their own ERP system, there’s any number of things we need to figure out going forward. So, we’ll be very thoughtful in terms of how we do this and we’ll make the right decisions. But we’ve been working on a lot of other things in the last few months to get this deal where it is. I’m not worried about integration. But the integration, I’m thinking is going to ramp up probably tomorrow.

David Anderson Q

All right, I’m getting ahead of myself. All right. Thanks, guys. Appreciate it.

Mike Jardon A

Thank you. Dave.

Operator: [Operator Instructions] And the next question will come from Ian Macpherson with Simmons. Please go ahead.

Ian Macpherson Q

Good morning. Congratulations, everyone. Mike and Mike and everyone else. This makes sense.

[Speaker indiscernible] A

Thanks.

[Speaker indiscernible] A

Thanks.

Ian Macpherson Q

Yeah, for sure. All right, clearly no issues here that strike the eyeball with respect to the regulatory friction, but any selective or discretionary portfolio pruning that you might be looking at as part of the optimization of the enterprise here once you tie up?

Mike Kearney A

Not really. Mike Jardon will have to speak for himself. We’ve got really good products and services. There’s nothing comes to mind that this would eliminate. And as Mike said earlier, we have a very complimentary portfolio. So there’s really no overlap. So we’re, I know from the Frank’s side, we’re pleased with where we are in terms of our product service offering. We obviously want a broader product service offering which we will continue to develop on the side – on the Frank’s side of the business.

But I know Mike on his side, obviously, they’ve got a lot of high technology projects and things in the pipeline. So I think as a combined company, we’ll rationalize what we do and how we spend our development dollars, our technology engineering dollars and in terms of pruning, I haven’t seen it. Mike?

Mike Jardon A

No. And Ian just to answer for the Expro’s side. We have pruned as necessary and appropriate. It’s part of the reason why you see we’ve driven some really strong margin performance in 2020 even during a global pandemic. So we’ve kind of pruned over time. I don’t anticipate anything else that we would look to do that to divest any point in time soon.

Ian Macpherson Q

Okay. Thanks. You know, to follow-up, I wanted to probe a little bit around the financial outlook and I’m looking at slide 26. And I hear you loud and clear this is not guidance but you put it out there. So I’m going to probe it a little bit. Just to walk from $1.0 billion to $1.1 billion combined top line in 2020 towards $1.5 billion plus in 2023. That’s not a bashful three-year CAGR. You’re not embedding much revenue synergy.

So, you’re showing us a three-year walk with it with a good market volume recovery. Can you put a little more context behind that in terms of how you see utilization of the combined assets and sort of how you see maybe the rig count backdrop or anything else that gives us some comfort with the low-teens CAGR out to 2023?

Quinn Fanning A

Yes. So, this is Quinn Fanning getting in. I think 2019 is probably a reasonable reference point as well, which is kind of the one year on the pages not affected by the pandemic and the activity stepped down as a result of the pandemic. So, I think there’s a general view that 2021 is going to be a transition year to something approaching a new normal.

Expro, I can speak to more directly, have a couple of initiatives that Mike touched on at least from a technology perspective that we think are kind of discrete drivers to incremental top line and margin growth coiled hoes and annulus intervention being two noteworthy ones that were technologies that we’ve commercialized through an acquisition that was completed in mid-2019. We’ve added organic initiatives. Likewise that Mike referenced on the light well intervention side where we have visibility on specific projects that will be coming on line in 2021.

But really, it’s more broadly as Mike described as an activity step-up that at least we believe on the Expro side is more focused on the production optimization of brownfield redevelopment, which is where we think we’ll foresee incremental customer dollars allocated. And then, as you get into perhaps the back end of 2021, you should see a step-up in FIDs, which at least from a cautious perspective is probably not going to result to significant increases in 2021 spend but does probably give us a better beat into 2022 and beyond.

I think the thing that we would flag is that this is not driven by significant movement in pricing but this is really activity driven both from a general activity perspective and specifically a pickup in DMC activity in the back half of the forecast. And obviously given the operating levers of the two businesses, the margin expansion is probably better than the top line because of the fall-through margins that you’ve seen both with Frank’s historically and Expro as you wade your way through the financial date that we provide.

Ian Macpherson Q

That’s very helpful. Thanks.

Quinn Anderson A

We’ve answered your question but it’s kind of a phased expectation. Again, that is focused on getting COVID behind us, a step up in brownfield activity and then an increase in new DMC activity.

Ian Macpherson Q

Okay. Thank you, gentlemen.

Quinn Anderson A

Thank you.

[Speaker indiscernible] A

Thank you, Ian.

[Speaker indiscernible] A

Thanks.

Operator: Ladies and gentlemen, this concludes our question-and-answer session and thus, concludes today’s call. Thank you for joining the Frank’s International and Expro merger call. You may now disconnect your line. Take care.

No Offer or Solicitation

This communication relates to a proposed merger and related transactions (the “Transactions”) between Frank’s International N.V. (“Frank’s”) and Expro Group Holdings International Limited (“Expro”). This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Transactions or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information

In connection with the Transactions, Frank’s intends to file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4 (the “Registration Statement”), which will include a proxy statement/prospectus of Frank’s. After the Registration Statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to the shareholders of the Frank’s and Expro. SHAREHOLDERS OF FRANK’S AND EXPRO ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE TRANSACTIONS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTIONS. Such shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Frank’s and Expro once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Additional information is available on the Frank’s website, www.franksinternational.com.

Participants in the Solicitation

Frank’s and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Frank’s in connection with the Transactions. Expro and its officers and directors may also be deemed participants in such solicitation.

Information regarding Frank’s directors and executive officers is contained in the proxy statement for Frank’s 2020 Annual Meeting of Shareholders, which was filed with the SEC on April 28, 2020, Frank’s Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on March 1, 2021, and certain of its Current Reports on Form 8-K. You can obtain a free copy of these documents at the SEC’s website at http://www.sec.gov or by accessing Frank’s website at http://www.franksinternational.com.

Other information regarding persons who may be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward-Looking Statements and Cautionary Statements

The foregoing contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that Expro or Frank’s expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “may,” “foresee,” “plan,” “will,” “guidance,” “look,” “outlook,” “goal,” “future,” “assume,” “forecast,” “build,” “focus,” “work,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance that convey the uncertainty of future events or outcomes identify the forward-looking statements, although not all forward-looking statements contain such identifying words. Without limiting the generality of the foregoing, forward-looking statements contained in this press release specifically include, but are not limited to, statements, estimates and projections regarding the Transactions, pro forma descriptions of the combined company, anticipated or expected revenues, EBITDA, synergies or cost-savings, operations, integration and transition plans, opportunities and anticipated future performance. These statements are based on certain assumptions made by Frank’s and Expro based on management’s experience, expectations and perception of historical trends, current conditions, anticipated future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of performance.

Although Frank’s and Expro believe the expectations reflected in these forward-looking statements are reasonable and are based on reasonable assumptions, no assurance can be given that these assumptions are accurate or that any of these expectations will be achieved (in full or at all) or will prove to have been correct. Moreover, such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of Frank’s, which may cause actual results to differ materially from those implied or expressed by the forward-looking statements. Such risks and uncertainties include the risk of the failure to obtain the required votes of Frank’s and Expro’s shareholders; the timing to consummate the Transactions; the risk that the conditions to closing of the Transactions may not be satisfied or that the closing of the Transactions otherwise does not occur; the failure to close the Transactions on the anticipated terms, including the anticipated tax treatment; the risk that a regulatory approval, consent or authorization that may be required for the Transactions is not obtained in a timely manner or at all, or is obtained subject to conditions that are not anticipated; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement relating to the Transactions; unanticipated difficulties or expenditures relating to the Transactions; the diversion of management time on Transactions-related matters; the ultimate timing, outcome and results of integrating the operations of Frank’s and Expro; the effects of the business combination of Frank’s and Expro following the consummation of the Transactions, including the combined company’s future financial condition, results of operations, strategy and plans; the risk that any announcements relating to the Transactions could have adverse effects on the market price of Frank’s common stock; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Transactions; expected synergies and other benefits from the Transactions; the potential for litigation related to the Transactions; results of litigation, settlements and investigations; actions by third parties, including governmental agencies; volatility in customer spending and in oil and natural gas prices, which could adversely affect demand for Frank’s and Expro’s services and their associated effect on rates, utilization, margins and planned capital expenditures; unique risks associated with offshore operations; global economic conditions; liabilities from operations; decline in, and ability to realize, backlog; equipment specialization and new technologies; adverse industry conditions; adverse credit and equity market conditions; difficulty in building and deploying new equipment; difficulty in integrating acquisitions; shortages, delays in delivery and interruptions of supply of equipment, supplies and materials; weather; loss of, or reduction in business with, key customers; legal proceedings; ability to effectively identify and enter new markets; governmental regulation, including legislative and regulatory initiatives addressing global climate change or other environmental concerns; investment in and development of competing or alternative energy sources; ability to retain and hire key personnel, including management and field personnel; the length of time it will take for the United States and the rest of the world to slow the spread of the COVID-19 virus to the point where applicable authorities ease current restrictions on various commercial and economic activities; and other important factors that could cause actual results to differ materially from those projected.

All such factors are difficult to predict and are beyond Expro’s or Frank’s control, including those detailed in Frank’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on Frank’s website at http://www.franksinternational.com and on the SEC’s website at http://www.sec.gov. Any forward-looking statement speaks only as of the date on which such statement is made, and Expro and Frank’s undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements.